NXT ENERGY SOLUTIONS INC

As at and for the year ended December  31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") was prepared by management based on information available as at April 28, 2011. It should be reviewed in conjunction with the audited year end Consolidated Financial Statements for the year ended December 31, 2010.

As used in this MD&A, the terms "we", "us", "our", "NXT" and "company" mean NXT Energy Solutions Inc.

Our functional and reporting currency is the Canadian dollar. All references to "dollars" in this MD&A refer to Canadian or Cdn. dollars unless specific reference is made to United States or U.S. dollars.

Forward-Looking Statements
Certain statements in this document may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements including words such as "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

These forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and o other ther factors factors that that may may cause the the actual actual results, results performance performance or achievements achievements of of the the company company to to be be materially materially different different from from any any future future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, the company assumes no obligation to update forward-looking statements should circumstances or the company's estimates or opinions change.

Description of Business
NXT is a Calgary based company providing airborne survey solutions that enable our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures or prospect prioritization onto the areas with the greatest hydrocarbon potential. Utilizing its proprietary airborne Stress Field Detection ("SFD®") survey system, NXT provides a unique survey method that is environmentally noninvasive and unaffected by ground security issues or difficult terrain. Additionally, surveys can generally be conducted year round and are effective both onshore and offshore. The advantage to NXT’s clients is an efficient and reliable method to explore for hydrocarbons. SFD® and NXT® in Canada and the U.S. are the registered trademarks of NXT Energy Solutions Inc.

Overall Performance
Business Overview
Despite the financially disappointing 2010 we have made significant progress in preparing the groundwork for a successful 2011. We reduced our operating costs while still managing to consolidate our position in our primary target market of Columbia as well as opening up new markets. A year ago our administrative burn rate was approximately $1.1 million per quarter and our contract backlog was $470,000 whereas today the burn rate is approximately $800,000 per quarter and our backlog is $2.8 million. Furthermore, we believe the extensive sales effort focused on Colombia and to a lesser extent South Asia and Peru has planted the seeds for more contract awards in 2011. These markets are being pursued on a basis that is entirely consistent with our corporate international marketing strategy. With our limited resources we know we have to remain focused to be effective.

The company ended 2010 with inadequate working capital to meet its operational requirements for 2011. This shortfall was partially addressed with the completion of a private placement in the first quarter of 2011. The company anticipates that an additional private placement will be required and completed in 2011.

NXT's Sales Strategy
We recognize that market acceptance of our SFD® technology is still in the early stages. Before a mass market acceptance of any new technology, a product must first go through several common phases. SFD® is in the early adoption phase for all markets in which we operate. In this phase our emphasis is placed on industry education, product development and proper focusing of our limited resources. Since 2009 NXT’s strategy has been to:

1.	Focus the majority of sales resources on one high profile market which offers NXT the maximum opportunity for success (Colombia);

2.	Upon success in this initial market, step out to an associated market (Peru) and eventually other markets that are a logical extension of the primary market;

3.	Be opportunistic by responding selectively to requests of interest from potential clients "bluebirds" from all other locations in the world (South Asia). The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.	Capitalize on any bluebird sales by soliciting sales opportunities within the bluebird market; and

5.	Continue to conduct small pilot surveys to expand our knowledge base and provide documentation to support use of SFD® in new applications. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives.

Market in Which we Operate
Colombian Market - Colombia remains our primary market focus in 2011. Why Colombia?
1	We have a history of success in Colombia

Events following our initial Colombian surveys in 2009 have solidified our technical reputation in the country. For example:
●	One of the two SFD® leads on the Tacacho Block in south Colombia has now been confirmed with an integration study that combined SFD® results with other available data such as seismic and aerogravity. This lead is estimated by the client to hold the potential for 300 million barrels of recoverable oil.

●	Another client is planning to drill in 2011 the first of three SFD® leads identified in a 2009 SFD® survey after conducting a seismic program that confirmed the lead.

●	NXT has flown over a large offshore area in Colombia to evaluate an area with existing 3D seismic coverage. The subsequent integration study demonstrated SFD® capability to rapidly evaluate turbidite channel reservoirs in deep water settings.

These and other case studies provide tangible evidence of the effectiveness of SFD® in this region.

2.	Colombia is the darling of international exploration attracting strong SFD® client prospects.

Colombia attracts operators from around the world with its strong hydrocarbon potential, fiscally attractive tax regimes and political stability. Significant capital is being attracted into Colombia for frontier exploration. The market is dominated by small to midsized international operators and the National Oil Company (the "NOC"), all likely candidates to adopt new technologies. As an added attraction for us, a significant number of these Colombian operators are Canadian based. All these industry characteristics means that Colombia is an ideal target market for our services.

3.	We have no doubt we can add value for clients in Colombia.

Operators in Colombia have difficult operational issues to overcome. Environmental and community restrictions, security threats and land access problems due to remoteness and terrain all add cost, risk and time to an exploration program. All of these operational problems can be mitigated through the use of SFD®. SFD® offers a cost effective solution to these survey challenges. NXT belongs in Colombia!

4.	The Colombian regulatory agency approved SFD® as a recognized work commitment for the 2010 Bid Round.

The National Hydrocarbon Agency's (the "ANH") formal recognition of SFD® as an approved remote sensing service, as defined in the 2010 Bid Round documentation, removes regulatory impediments for operators to contract our surveys to meet their 2010 Bid Round commitments. Furthermore, this approval sets the tone for operators to approach the ANH to allow a substitution of previously contracted work commitments with an SFD® survey. We believe that this development is very significant. Operator’s exploration capital is generally only applied to programs recognized by the regulatory body as a work commitment. Without this recognition SFD®, regardless of its merits, would have limited market opportunity in Colombia.

5.	The NXT story and the benefits of SFD® are well known in Colombia.

Sales success often comes down to doing the legwork. Since 2009 we have participated in many technical conferences, sales visits and have presented our story to most potential clients operating in Colombia. NXT’s management is visible, recognized and in many cases has established strong relationships with key decision makers within targeted clients. Hundreds of management days have been invested in Colombia creating the market recognition for SFD® that we expect to capitalize on in 2011 by closing more contracts in the region.

These conditions were largely in place in 2010, yet events in that year hampered our ability to close contracts. Firstly, the 2010 national presidential election, followed by a series of top management and board changes in the NOC, all served to delay serious discussions of potential SFD® programs by NXT with this major operator. The NOC is a dominant force within Colombia operating both individually and as a joint venture participant with other major operators. Any meaningful discussion by NXT with the NOC was delayed to early 2011. Secondly, a delay occurred in the formal award of 2010 Colombian Bid Round concession blocks. The formal awards took eight more months to complete than anticipated. Formal ratification of the awards did not occur until the first and second quarter of 2011.

Peruvian Market
In a response to the delays in Colombia, NXT selected Peru as the next appropriate market to pursue. Our evaluation confirmed that Peru offered many synergies with Colombia. Many of the companies active in Peru are also active in Colombia. Additionally, Colombia and Peru share many of the same operational, community and environmental issues that make SFD® an attractive solution. In 2010 we engaged a Peruvian based representative and have now made approximately 20 initial presentations to potential clients in Peru with many follow up discussions. As a result of this process we have been requested to provide a number of survey quotes for Peru. In addition, the Peruvian national regulator agency has verbally approved SFD® as a valid survey system for work commitments in Peru. The outcomes of these initiates are uncertain; however, we anticipate some revenue contracts either late 2011 or 2012.

South Asia Market
We also capitalized on a bluebird opportunity in South Asia, which resulted in the signing of a $2.66 million contract this year. This opportunity arose through established relationships, but was closed largely based upon case studies and client endorsements from Colombian clients. We are now leveraging this opportunity by follow on sales initiatives with a number of new potential clients in the region. To date we have received expressions of interest from several operators in the region, have responded to request for quotes and are now in active discussions with qualified prospective clients. We believe that these initiatives should result in additional contact awards in the region for late 2011 or 2012.

Pilot Project
In the first quarter of 2011 we closed a U.S. $150,000 contract to conduct a pilot SFD® survey in Montana for a Calgary based client. The purpose of the pilot survey is to utilize SFD® to provide indicators of trap and reservoir potential in a complex geological environment. The proposed survey area contains both large blanket gas fields and small oil. If the survey achieves the client's exploration objectives, their stated intention is to expand the scope of the survey in the near future.

2011 Plans to Broaden Profile of NXT
We have set as a priority, the process of ramping up our efforts to communicate and educate the oil and gas industry on the appropriate use and application of SFD®. These initiatives include actively seeking out opportunities to present papers and case studies on SFD® to technical associations, potential clients and government agencies. We continue to improve documentation, case studies and technical papers. The process involves improving the clarity of our product messaging and expanding our portfolio of case examples over varied geological formations.

To aid in this objective we have strengthened our Geosciences Advisory Board with the appointment of Dr. Carlos Vargas. NXT’s Geosciences Advisory Board was formed on June 30, 2008 with a mandate to expand industry applications of our SFD® Survey System as well as to advance the understanding of the underlying science. Dr. Carlos Vargas will join Dr. George Iusco on our Advisory Board. The appointment of Dr. Vargas reflects the successful activities and focus of NXT in surveying underexplored areas of South America.

Dr. Vargas, based in Bogota, Colombia, is a prominent, well published geoscientist who regularly presents at oil and gas conferences in Latin American and the USA. His impressive academic credentials and experience are extremely relevant to our SFD® technology and the related services we provide. Dr. Vargas was recently a Postdoctoral fellow researcher at the Institute for Geophysics at the University of Texas in Austin, Texas. He earned a PhD. Geophysics at the Technical University of Catalonia (UPC) in Barcelona, Spain. Dr. Vargas is a former technical director of the ANH in Colombia.

We will continue to target regional conferences in our key markets that are focused on exploration and attract key decision makers. For example, in April 2011 we attended three industry conferences. The conferences consisted of:

●
The Next Generation Oil & Gas Summit held on April 5th - 7th in South Africa. This conference, although apparently outside our area of interest, had a primary purpose of facilitating meetings with several potential clients who operate either in Colombia or South Asia;

●	The Colombia Oil & Gas Exhibition held April 5th - 6th in Cartagena, Colombia; and

●	The AAPG conference held April 10th - 12th in Houston, Texas.

Summary of Objectives for 2011
We shall continue to focus on product, customer and sales within our target markets. We will strive to become our clients' trusted advisor and become involved in the early planning stages of their exploration projects. We know by becoming an integral part of their team we can maximize their value from SFD® and often unlock value that clients may not be aware of.

To achieve these objectives we will focus our product development through:

1.	Greater collaboration with clients; to better understand their needs and better define appropriate product deliverables;

2.	Improved client understanding of how SFD® fits into exploration programs; educate through seminars and conferences, papers and one-on-one meetings;

3.	Expanding industry applications for our service; such as resource plays, deep water and sub-salt applications; and

4.	Integrating SFD® with all available data; it is essential to work with the customer so that our results add value to the quality of their decision.

We believe the diligent pursuit of these activities will result in a greater industry understanding of the value of our services, more client endorsements, an expanded portfolio of compelling SFD® case studies which will result in growing sales and a return to profitability. We are confident that with a diligent execution of our business plan we can add to our existing U.S. $2.8 million sales backlog and make 2011 our most successful year since entering the international marketplace in 2009.

Selected Annual Information

	For the year ended December 31,
	2010	2009	2008
Survey revenue	$443,011	$3,683,326	$2,944,470
Net loss	(4,452,428)	(2,405,125)	(1,141,291)
Net loss per share unit; basic and diluted	(0.14)	(0.08)	(0.04)
Net cash used by operating activities	(2,692,776)	(2,580,308)	(1,816,150)
Cash and short term investments	1,370,234	4,174,145	6,894,170
Total assets	2,046,906	6,005,640	7,600,609
Long term liabilities	62,597	232,546	53,808

Highlights of 2010
●	We completed one SFD® survey for one new client earning $443,011 of revenue in the year and incurred a net loss of $4,452,428.

●	$2,692,776 in cash was used for operating activities in the year.

●
Our cash and investments held on account as at the end of the year are $1,370,234; a decrease of $2,803,911 from the beginning of the year. Working capital ended the year at $831,974 as compared with $4,649,393 at the end of 2009.

Results of Operations

The company reported a loss of $4,452,428 for the year ended December 31, 2010 (compared to a net loss of $2,405,125 and $1,141,291 for the years ended 2009 and 2008 respectively) representing an overall increase in loss of $2,047,303. The increase is primarily the result of the increase in expenses associated with opening a Colombian branch in order to meet the legal requirements of continuing to do business in that country as well as marketing expenses as we continue to focus our efforts in Colombia.

Revenue

	For the year ended December 31,
	2010	2009	2008
SFD® survey revenue	$443,011	$3,683,326	$2,944,470

SFD® Survey Revenue
In 2010, NXT recognized $443,011 of SFD® revenue related to one contract for a new Colombian client. SFD® survey revenue for the year ended December 31, 2009 was $3,683,326 and was related to two SFD® survey contracts in South America that were completed for new NXT clients. This compares to 2008 survey revenue of $2,944,470 for two surveys completed for existing NXT clients in Canada.

Expenses

	For the year ended December 31,
	2010	2009	2008
SFD® survey cost	$466,428	$1,587,120	$211,237
Administrative	4,256,621	4,241,139	3,678,803
Amortization, depreciation and depletion	164,065	175,900	175,985
	$4,887,114	$6,004,159	$4,066,025

Expenses - for the years ended December 31, 2010, 2009 and 2008

●	SFD® survey costs - in 2010 and 2009 all of our surveys were performed in Colombia while in 2008 our surveys were conducted in Canada. In 2010 we incurred survey costs of $466,428 ($1,587,120 - 2009 and $211,237 - 2008) which include commissions on sales of $13,662 (2009 - $160,891 and 2008 - nil), flight costs of $322,050 (2009 - $956,836 and 2008 - $223,946) and meal, hotel and transportation costs of $70,249 (2009 - $334,717 and 2008 - $7,145).

The higher survey costs incurred in 2010 and 2009 as compared with 2008 (as measured as a percentage of revenue) is largely due to two factors. The first is the extra market development costs required to become established and gain a market profile in a new country. The second is the inherent cost differences associated with operating in Colombia as compared with Canada.

The market development costs include mainly non-revenue survey flights designed to showcase SFD® capabilities in a new geological and market setting. These non-revenue survey costs represented over 20% of our total survey costs in 2009. In addition, NXT performed SFD® data interpretation in Colombia rather than in Canada for our first Colombian survey. This location decision was entirely marketing driven despite the higher travel, accommodation and out of country premiums. We won added client respect for our survey system by providing them with an opportunity to directly observe the SFD® interpretation process and interact with our interpretation staff.

The extra Colombian survey costs as compared with a Canadian survey is due to the time required to conduct a survey as well as the higher cost to mobilize and demobilize the survey aircraft and crews to a non-Canadian location. In Colombia NXT does incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several weeks to complete that may take only a few days in Canada. These delays result in additional aircraft, crew and accommodation costs.

●
Administration - the company had a minimal administrative cost increase in 2010 of $15,482. The increase of $562,336 for 2009, in comparison to 2008, related to hiring of additional staff and increased costs associated with symposiums, conferences and travel for marketing and sales in international markets.

●
Amortization, depreciation and depletion - in 2010 depreciation decreased in comparison to the two previous years. In 2009, the company continued computer and software upgrades necessary for our operations. In 2008, the company invested in additional equipment required to develop sensors and also expanded its office space in its existing building incurring costs to update and furnish the facilities.

Other Expense (Income)

	For the year ended December 31,
	2010	2009	2008
Interest income	$(9,923)	$(80,633)	$(234,007)
Loss (gain) on foreign exchange	16,509	150,958	(20,242)
Loss (gain) on sale of property	1,074	(1,037)	(20,325)
Accretion of asset retirement obligation	4,092	7,653	210,943
Other	(3,427)	7,351	83,367
	$8,325	$84,292	$19,736

Interest income - interest income, generated by short term investments, was offset by interest expense from our capital lease resulting in $9,923 net income in 2010 as compared to $80,633 net income in 2009 and $234,007 net income in 2008. In 2009 our investments matured generating interest income at pre-market downturn rates. These investments were then re-invested at the lower interest rates available from financial institutions due to the downturn in the economy. Also, some investments have been redeemed for ongoing operations.

Loss (gain) on foreign exchange - loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. dollar, Canadian dollar and Colombian peso ("COP"). For example, when the Canadian dollar trades higher relative to the U.S. dollar or COP, cash held in U.S. dollars or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. The company holds nearly all cash and investments in Canadian dollars to reduce the impact caused by market volatility.

Loss (gain) on sale of property - the company sold its sole vehicle in the first quarter of 2009 and realized a gain of $1,037. In the first quarter of 2010 the company disposed of two older computers that had not yet fully depreciated.

Accretion of asset retirement obligation - management conducted a review in 2008 of all wells for which NXT had a historical participation and determined that there is an obligation related to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At December 31, 2010, the asset retirement obligation is estimated to be $54,444 (December 31, 2009 – $51.254), based on a total future liability of $61,811. These obligations are estimated to be settled in four years. This amount has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0%.

Other -The company is entitled to gross overriding royalties in Canada related to some previous SFD® survey. In the year ended December 31, 2010 $9,229 of royalty revenue was included in Other ($997 - 2009 and $10,592 - 2008). In 2008 the company paid out $90,000 to settle a Statement of Claim. The plaintive was a past president and director of NXT.

Summary of Quarterly Results (Unaudited)

	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Survey Revenue	$-	$-	$443,011	$-
Net loss from continuing operations	(1,276,690)	(962,590)	(890,673)	(1,322,475)
Basic and diluted loss per share	(0.04)	(0.03)	(0.03)	(0.04)

	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
Survey Revenue	$1,044,766	$-	$2,638,560	$-
Net income (loss) from continuing operations	(657,401)	(969,591)	283,005	(1,061,138)
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	0.01	(0.03)

Q4 2010 to Q3 2010 comparison; the company recognized nil in survey revenue and $404,053 in stock based compensation expense in Q4 (respectively nil and $72,899 - Q3). The increase in stock-based compensation expense is attributed to 2,113,204 stock options that were re-priced on December 8, 2010 at an exercise price of $0.63 per share.

Q3 2010 to Q2 2010 comparison; the company recognized nil in survey revenue and $72,899 in stock based compensation expense in
Q3 (respectively $443,011 and 100,864 - Q2).

Q2 2010 to Q1 2010 comparison: the company recognized $443,011 in survey revenue, $31,507 in stock based compensation expense and recorded $342,959 in survey costs in Q2 (respectively nil, $69,356 and $118,056 - Q1).

Q1 2010 to Q4 2009 comparison: the company recognized no survey revenue, $69,356 in stock-based compensation expense and recorded no survey costs in Q1 (respectively $1,044,766, $187,343 and $508,308 - Q4).

Q4 2009 to Q3 2009 comparison; the company recognized $1,044,766 in survey revenue in Q4 (nil - Q3) and recognized $187,343 in stock-based compensation expense ($112,254 - Q3).

Q3 2009 to Q2 2009 comparison; the net loss in Q3 is due to the company recognizing no survey revenue in Q3 ($2,638,560 - Q2).

Q2 2009 to Q1 2009 comparison; the company recognized $2,638,560 in survey revenue in Q2 (nil - Q1) for one completed international survey contract resulting in net income. Our expenses in the second quarter are higher due to the ramp up required for executing an international survey contract as well as increased costs as we pursue marketing to foreign markets.

Liquidity and Capital Resources

Our current cash and equivalents and short term investments held on account on April 28, 2011 is $1,601,117. This current cash position includes the net proceeds of a Private Placement completed in March of 2011 in the amount of $1,497,279. In the first quarter of 2011, $266,000 has been encumbered with a Canadian chartered bank to secure a contract performance bond and accordingly has been excluded from our current cash position. We project that the executed survey contracts scheduled for 2011 are profitable yet will require cash during the survey phase. Our current contracted backlog of surveys is U.S. $2.8 million dollars.

The company projects liquidity constraints that will restrict our available working capital required to complete operational requirements. The company continues to review administrative cost cutting and other measures to conserve cash. The company has been successful in reducing administrative expenditures in the first quarter of 2011 as compared with the same period last year through salary reductions and administrative personnel cutbacks. In addition, the company is pursuing other means to conserve cash. Despite these measures the company likely will require an additional private placement in 2011.

In order to continue as a going concern we will be required to generate sustainable cash from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,
	2010	2009	2008
Cash used in operating activities	$(2,692,776)	$(2,580,308)	$(1,816,150)
Cash generated by financing activities	45,837	42,262	1,313,984
Cash generated (used) in investing activities	(1,062,623)	6,566,126	(1,340,065)
	$(3,709,562)	$4,028,080	$(1,842,231)

Operating Activities
2010 - the $2,692,776 of cash used in operating activities reflects our net loss of $4,452,428 adjusted for $746,144 of non-cash additions and a $1,013,508 net increase in non-cash working capital.

2009 - the $2,580,308 of cash used in operating activities reflects our net loss of $2,405,125 adjusted for $849,180 of non-cash additions and a $1,024,363 net decrease in non-cash working capital.

2008 - the $1,816,150 of cash used in operating activities reflects our net loss of $1,141,291 adjusted for $857,699 of non-cash additions and a $1,532,558 net decrease in non-cash working capital.

Financing Activities
2010 - we raised $54,518 through the exercise of options and reduced our capital lease by $8,681.

2009 - we raised $50,239 through the issuance of shares and reduced our capital lease by $7,977.

2008 - we raised $1,499,853 through the exercise of options and warrants and reduced our capital lease by $7,329. We also paid out the final amount of $178,540 in registration penalty against a convertible debenture from 2005.

Investing Activities
2010 - $905,651 was invested in short-term investments and $55,516 was invested in capital assets.

2009 - due to the low interest rates offered in the current market, maturing short term investments were moved to more liquid investments as we wait for an upturn in rates, $184,035 was invested in capital assets and $2,056 was generated through the sale of property.

2008 - $1,095,439 was invested in short-term investments, $288,849 in capital assets and $47,400 was generated through the sale of oil and gas properties in the Entice area of Alberta.

Contractual Commitments
The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $31,871.

Contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years
Copier/scanner lease-to-own agreement	$18,837	$9,447	$9,390	-
Rent or operating lease	709,654	419,341	290,313	-

Transactions with Related Parties

In the second quarter of 2009 a private placement for 25,000 common shares was issued to an officer of the company to fulfill an obligation.

In the year ended December 31, 2008 we earned $1,200,000 (2010 and 2009 - nil) of revenue from a client when a director of NXT was also, at the time, an officer of the client.

Additional Disclosures
Outstanding share data

Outstanding securities:	April 28, 2011	December 31, 2010
Common shares	34,002,396	30,801,796
Preferred shares	10,000,000	10,000,000
Options	2,284,804	2,134,804
Warrants	-	-
Total	46,287,200	42,936,600

Critical Accounting Estimates

The preparation of these consolidated financial statements is in accordance with accounting principles generally accepted in the United States of America and requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods. Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, estimates for asset retirementt obigations and valuation of preferred shares including the lielihood that the conversion feature of the preferred shares will be achieved. All estimates and assumptions reflect management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary. Actual results may differ from those estimates.

Changes in the accounting estimates or assumptions could have a significant impact on the reported Consolidated Statement of Loss.

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in our 2009 audited consolidated financial statements.

Revenue Recognition

We recognize revenue on SFD® survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD® survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of property and equipment.

Income tax
We follow the asset and liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

Stock-based compensation
The company follows the fair value method of accounting for stock options. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideration received by the company and the amount previously recorded in contributed surplus, is recorded as an increase to the share capital of the company.

Stock-based compensation for non-employees is periodically re-measured until the non-employees' performance is complete, or the amortization period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Change in Accounting Policies Including Initial Adoption

In June 2008, the FASB issued new guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the instrument falls outside the scope of the FASB's standard for accounting for derivative instruments. This guidance became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect resulting from the change in the accounting principle to be recognized as an adjustment to the opening balance of retained earnings.

In accordance with this new guidance, vested stock options that had been granted in U.S. dollars to contractors were considered not to be indexed to the company's own equity and therefore, are a derivative liability that must be recorded at fair value on a recurring basis. We have classified these derivative liability as level II where the fair value is determined by using valuation techniques that refer to observable market data. This change resulted in the company reducing contributed capital on January 1, 2009 by $108,779, representing the historical value attributed to certain options and then recording these options as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2009. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Loss.

Risk Factors
Estimates and assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets and valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Future Operations
The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.

The company anticipates generating both net income and cash from operations in future years with this business model; however this outcome cannot be predicted with certainty at this time. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

Related party transactions
We have related party transactions between NXT and its officers and directors. The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and its CEO, President and Director wherein the NXT issued 10,000,000 preferred shares in exchange for the acquisition of the SFD® technology. All related party transactions have the potential for conflicts of interest that may undermine the board's fiduciary responsibility to NXT shareholders.

NXT manages this conflict of interest risk through maintenance of a strong independent board of directors. Four of the five directors are independent. All transactions between officers and or directors of the company are negotiated on behalf of NXT and voted upon by disinterested directors to protect the best interest of shareholders.

Oil and gas price fluctuations
We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to execute SFD® survey contracts will also decline.

Currency fluctuations
We currently hold our cash in Canadian as well as in U.S. dollars. At December 31, 2010 we are exposed to foreign exchange fluctuation on approximately $410,923 of U.S. dollar cash. Additionally, most of our operating expenses are incurred in Canadian dollars. We do not engage in currency hedging activities.

Interest rate fluctuations
As at December 31, 2010 we had $1,370,234 of our available cash in liquid investments that generate interest income that can be adversely affected by any material changes in interest rates.

Management
Our success is currently largely dependent on the performance of our directors and officers. The loss of the services of any of these persons could have an adverse effect on our business and prospects. There is no assurance we can maintain the services of our directors, officers or other qualified personnel required to operate our business.

Charter aircraft availability
Since the sale of its aircraft in 2003, NXT has relied upon the availability of aircraft from charter operators. Charter operators provide the required aircraft for SFD® survey operations on an as required basis for an hourly charter fee. NXT is not required to make a capital investment in a chartered aircraft. The only potential prepayment is the purchase of blocks of aircraft time.

Disclosure Controls, Procedures and Internal Controls over Financial Reporting

The company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the company to provide reasonable assurance that material information relating to the company is made known to the Responsible Officers by others within the organization, particularly during the period in which the company's quarterly and year-end financial statements and MD&A are being prepared.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports, filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2010 an evaluation was carried out under the supervision of, and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the company's disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the SEC. Through this evaluation the Chief Executive Officer and the Chief Financial Officer concluded that there are three deficiencies in the company’s internal controls over financial reporting that have a direct impact on the company’s disclosure controls:

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Due to the limited number of staff at the company’s Calgary head office, it is not feasible to achieve adequate segregation of incompatible duties. The company mitigated this deficiency by adding management and audit committee review procedures over the areas where inadequate segregation of duties are of the greatest concern;

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The company does not retain staff with the specialized expertise required to prepare, nor does the company employ sufficient staff to adequately review, some complex or highly judgmental accounting issues. These complex areas include income tax accounting, financial reporting and other complex accounting matters. The company mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the audit committee for quality assurance; and

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During the year ended December 31, 2010 there was a change in the company's internal controls following the formation of a Colombian branch office that processes regional financial transactions. The branch is staffed solely by one senior administrative manager. The company mitigated this deficiency by adding administrative and management procedures in the Calgary head office.

Notwithstanding the company’s efforts to mitigate the risks associated with above mentioned deficiencies, the Chief Executive Officer and the Chief Financial Officer concluded that the company's internal controls over financial reporting are not effective and as a result its disclosure controls and procedures are not effective as at December 31, 2010. The company reached this conclusion based upon their assessment that there is more than a remote likelihood that its internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.

For additional information on NXT Energy Solutions Inc. please consult our web page at www.nxtenergy.com, or the SEDAR webpage at http://www.sedar.com.